Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS APPOINTS DAN PIO CHIEF EXECUTIVE OFFICER

Mr. Pio Will Continue to Lead Integration Efforts for Proposed Combination with Waste Connections

Toronto, Ontario – January 25, 2016 – Progressive Waste Solutions Ltd. (the "Company" or "Progressive Waste Solutions") (NYSE, TSX: BIN) today announced that Dan Pio, Executive Vice President and Chief Integration Officer, has been appointed Chief Executive Officer, effective Friday, January 29, 2016. Joseph Quarin is stepping down from the role of President and Chief Executive Officer and from the Company's Board of Directors to pursue other opportunities. The CEO succession follows Progressive Waste Solutions' announcement that Mr. Quarin planned to step down during the integration period of the Company's proposed combination with Waste Connections Inc. (Waste Connections) (NYSE: WCN).

Mr. Pio, who has been leading the Company's integration efforts for the combination with Waste Connections, will now also assume primary responsibility for Progressive Waste Solutions' operations throughout the merger process. The transaction is expected to close in the second quarter of 2016.

"Dan is doing an excellent job leading the integration from the Progressive Waste Solutions side, and the Board believes he is the right person to assume the responsibilities of the CEO role and take the merger across the finish line," said James J. Forese, Non-Executive Chairman of the Board of Directors. "On behalf of the entire Board, I want to thank Joe for his contributions to Progressive Waste Solutions over the past 16 years. His leadership and dedication have played an important role in getting the Company to this significant milestone, and we wish him all the best in his future endeavours."

Mr. Quarin said, "It has been an honour and a privilege to lead Progressive Waste Solutions for the past four years as CEO, and I am extremely proud of what we have accomplished together. I am confident that the Company will be in good hands with Dan and the integration team seeing the merger through to completion."

"I look forward to leading Progressive Waste Solutions through this pivotal time in the Company's history, and carrying on our work providing best-in-class service to our customers," said Mr. Pio. "I am excited about the value we will create with Waste Connections. The combination will secure a strong future for Progressive Waste Solutions and its stakeholders and provide a tremendous platform of opportunity for our employees."

About Dan Pio
Mr. Pio joined Progressive Waste Solutions Ltd. in 2010 as Vice President and Canadian Chief Operating Officer. He was named Executive Vice President and Chief Integration Officer in January of 2016, and prior to that served as Executive Vice President, Strategy and Business Development since October 2013. Prior to joining Progressive Waste Solutions, he was employed as Senior Vice President with Waste Management, Inc. from 2001 to 2005. From 1996 to 2001, Mr. Pio held various positions with Waste Management and its predecessor companies including Chief Accounting Officer and Division Vice President. From 1990 to 1996, he held the position of Manager of Financial Operations for Laidlaw Waste Systems Ltd. Mr. Pio has over 20 years of experience in the solid waste management industry and holds a bachelor's degree in Economics from McMaster University in Hamilton, Canada.

About Progressive Waste Solutions
As one of North America's largest full-service waste management companies, Progressive Waste Solutions Ltd. provides non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces. Progressive Waste Solutions serves its customers with vertically integrated collection and disposal assets. Progressive Waste Solutions' shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BIN".

To find out more about Progressive Waste Solutions, visit its website at www.progressivewaste.com.

Caution Regarding Forward-Looking Statements

Certain statements in this communication constitute "forward-looking statements" of Progressive Waste Solutions Ltd. ("Progressive Waste Solutions") within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements").  Forward looking statements include, but are not limited to, statements concerning the proposed transactions between Progressive Waste Solutions and Waste Connections, Inc. ("Waste Connections"), including any statements regarding the expected combination of Progressive Waste Solutions with Waste Connections and the integration efforts in connection therewith, and the Chief Executive Officer stepping down, and any other statements regarding Progressive Waste Solutions' future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts and constitute "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are not based on historical facts but instead reflect Progressive Waste Solutions management's expectations, estimates or projections concerning future results or events.  These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goals," "intend," "intent," "belief," "may," "plan," "foresee," "likely," "potential," "project," "seek," "strategy," "synergies," "targets," "opportunity," "will," "should," "would," or variations of such words and other similar words.  Forward‑looking statements include, but are not limited to, statements relating to future financial and operating results and Progressive Waste Solutions' plans, objectives, prospects, expectations and intentions.  These statements represent Progressive Waste Solutions' intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties, contingencies and other factors that could cause actual results to differ materially from the results expressed or implied in the forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the ability to consummate the proposed transactions; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed combination of Progressive Waste Solutions and Waste Connections on the proposed terms and schedule; the ability of Progressive Waste Solutions and Waste Connections to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated, the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws, significant competition that Progressive Waste Solutions and Waste Connections face; compliance with extensive government regulation; the combined company's ability to make acquisitions and its ability to integrate or manage such acquired businesses; and the diversion of management time on the proposed transactions.   Additional information concerning these and other factors can be found in Progressive Waste Solutions' filings with the SEC and applicable Canadian securities regulatory authorities, including (i) Progressive Waste Solutions' most recent Annual Report on Form 40-F and Current Reports on Form 6-K, and (ii) Progressive Waste Solutions' current and annual Management's Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this document are qualified by these cautionary statements.  The forward-looking statements in this document are made as of the date of this document and Progressive Waste Solutions disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. Although Progressive Waste Solutions has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated or implied in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements. Progressive Waste Solutions does not undertake any obligation to update or revise any forward-looking information, except as may be required by law. The forward-looking statements are presented for the purpose of assisting investors in understanding Progressive Waste Solutions' expected plans and objectives and may not be appropriate for other purposes.

Contact Information:

Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
(905) 532-7517
chaya.cooperberg@progressivewaste.com

Joele Frank, Wilkinson Brimmer Katcher
Meaghan Repko / Joseph Sala / Andrew Squire
(212) 355-4449